UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2013

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                 Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

October 1, 2013

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll
Name: Pedro Toll
Title: General Manager

FOR IMMEDIATE RELEASE

Bladex Announces the Successful Closing of Three-Year Syndicated Loan

Panama City, Republic of Panama, October 1, 2013 - Banco Latinoamericano de Comercio Exterior, S.A. (“Bladex”, or “the Bank”, NYSE: BLX) announced today the successful closing of a US$103 million three-year syndicated loan structured and placed within Asian financial markets through Mizuho Bank, Ltd. (“Mizuho”) and Taiwan Cooperative Bank (“TCB”).

Mr. Christopher Schech, Executive Vice President, Chief Financial Officer for Bladex stated, “This new transaction is another milestone in the process of developing Bladex’s presence in Asian markets. We were the first Latin American financial institution to launch a syndicated transaction in that region in 2009. Since then, Asia has become a key source to enhance the diversification of Bladex’s funding base. Proceeds from this financing will be used to promote foreign trade, as well as the economic development and integration of Latin America, in fulfillment of Bladex’s commitment to the Region. The knowledge, coverage, and experience of Mizuho and TCB were of vital importance to the success of this transaction. Bladex is very pleased with the result.”

Bladex is a supranational bank established in 1975 by the central banks of Latin-American and Caribbean countries, to promote foreign trade finance in the Region. In 1992, Bladex became the first Latin-American bank registered by the Securities and Exchange Commission (SEC), with the public offering of its Class “E” shares in the international markets.

Based in Panama, its shareholders include central banks, state-owned entities and commercial banks from 23 Latin America countries, as well as international banks and private investors. The Bank has offices in Argentina, Brazil, Colombia, Mexico, Panama, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations.

For more information, please access our website at www.bladex.com or contact:

Mr. Christopher Schech, Executive Vice President, Chief Financial Officer
Bladex
Business Park Torre V, Piso 5 / Avenida La Rotonda / Urbanización Costa del Este
Panama City, Panama
Tel: (507) 210-8630
E-mail address: cschech@bladex.com